Exhibit 99.1

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES REPORTS APRIL SALES; RAISES FIRST QUARTER AND FULL YEAR EARNINGS OUTLOOK

HOUSTON, TX, May 5, 2005 - Stage Stores, Inc. (Nasdaq: STGS) today reported that total sales for the four-week period ended April 30, 2005 increased 1.0% to $92.6 million from $91.7 million in the prior year four-week period ended May 1, 2004. Comparable store sales, which reflect the impact of the Easter calendar shift, were better than expected, decreasing only 2.5% versus an increase of 0.3% last year.

Jim Scarborough, Chairman, President and Chief Executive Officer, commented, "We are pleased with our comparable store sales results for April, which exceeded our financial plans for the month. While clearly affected by the Easter calendar shift, our April sales benefited from solid demand for our spring merchandise assortments."

Mr. Scarborough continued, "It is especially gratifying that our key merchandising initiatives, including our efforts to increase the sales per square foot at our Peebles stores through higher inventory levels, are working well. Additionally, a number of our merchandise categories achieved comparable store sales increases during the month, including our petites and plus size departments, which posted a combined comparable store sales increase of 13.3%, as well as our misses sportswear and accessories divisions, which each had a comparable store sales increase of 8.5%."

--more--

SALES SUMMARY

	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
Fiscal Period	2005	2004	2005	2004
February	3.7%	8.0%	$92.3	$87.8
March	12.1	5.5	125.1	110.2
April	(2.5)	0.3	92.6	91.7
1st Quarter	4.9	4.5	310.1*	289.7

Total does not foot due to rounding.

For the first quarter, the Company reported that total sales increased 7.0% to $310.1 million from $289.7 million last year, while this year's comparable store sales increased 4.9% compared to an increase of 4.5% for last year's first quarter.

Mr. Scarborough further stated, "This was a solid quarter for our company. Our comparable store sales were up a strong 4.9% and our total sales, at $310.1 million, exceeded the high end of our previously provided sales outlook by $5.1 million. As a result, we are raising the high end of our previously provided earnings outlook for the quarter, and are now projecting that our diluted earnings per share will be in the range of $1.03 to $1.05 compared to our prior guidance range for the quarter of $0.96 to $1.03. Concurrently, we are also raising our annual earnings outlook for our 2005 fiscal year to be in the range of $2.78 to $2.90 per diluted share versus our previously provided guidance range of $2.71 to $2.88."

Store Activity

The Company also reported that it opened six new stores during April. The six new stores, which were all Peebles stores, were opened in Brattleboro, Vermont, Marietta, Ohio, Princeton and Central City, Kentucky, Huntington, Indiana and Yazoo City, Mississippi.

For the first quarter, a total of ten new stores were opened and two stores were closed. As a result of the eight net new stores added during the period, the Company ended the quarter with 537 stores. The Company currently anticipates that, during the second quarter, it will open five to seven new stores and close one store.

--more--

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 537 stores located in 29 states. The Company operates under the Stage, Bealls and Palais Royal names throughout the South Central states, and under the Peebles name throughout the Mid-Atlantic, Southeastern and Midwestern states. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.


"Safe Harbor" Statement


This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including comments regarding the Company's outlook and expectations for the first quarter of the 2005 fiscal year and for the full 2005 fiscal year, as well as comments regarding the number of new stores to be opened during the second quarter of the 2005 fiscal year. The Company intends forward looking terminology such as "believes", "expects", "may", "will", "should", "could", "anticipates", "plans" or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause the Company's actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 27, 2005, in the Company's Quarterly Report on Form 10-Q as filed with the SEC and other factors as may periodically be described in other Company filings with the SEC.


####
